United States securities and exchange commission logo





                               May 25, 2021

       Saurabh Saha, M.D., Ph.D.
       Chief Executive Officer
       Centessa Pharmaceuticals plc
       3rd Floor, 1 Ashley Rd.
       Altrincham, Cheshire
       United Kingdom, WA14 2DT

                                                        Re: Centessa
Pharmaceuticals plc
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 24, 2021
                                                            File No. 333-255393

       Dear Dr. Saha:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed May 24, 2021

       Exhibits

   1. The Exhibit 5.1 legal opinion should not assume conclusions of law or material facts that are necessary for the
ultimate opinion. Please revise your legal opinion to remove assumptions (g), (j),
(k), and (l) and reservations (a), (c), (d), (e) and (f). For guidance, please refer to Section
II.B.3.a of Staff Legal Bulletin No. 19.
   2. Please file your Severance and Change in Control Policy as an exhibit to the registration statement. See Item
601(b)(10)(iii)(A) of Regulation S-K.
 Saurabh Saha, M.D., Ph.D.
Centessa Pharmaceuticals plc
May 25, 2021
Page 2

       You may contact Tara Harkins at 202-551-3639 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Joe McCann at 202-551-6262 with any other questions.



                                                          Sincerely,
FirstName LastNameSaurabh Saha, M.D., Ph.D.
                                                          Division of
Corporation Finance
Comapany NameCentessa Pharmaceuticals plc
                                                          Office of Life
Sciences
May 25, 2021 Page 2
cc:       Edwin O   Connor - Goodwin Procter LLP
FirstName LastName